OMB APPROVAL
OMB Number:	3235-0360
Expires:	July 31, 2003
Estimated average burden
hours per response . . . . 0.15

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-09481	Date examination completed: 12/31/04

2.	State identification Number:

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in registration statement:

Huntington VA Funds

4.	Address of principal executive office (number, street, city, state, zip code):

3805 Edward Rd, Suite 350, Cincinnati, OH 45209

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (11-00)

Management Statement Regarding Compliance With Certain Provisions

Investment Company Act of 1940

February 4, 2005

We, as members of management of the Huntington VA Funds (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2004, and from September 30, 2004 through December 31, 2004.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2004, and from September 30, 2004 through December 31, 2004, with respect to securities and similar investments reflected in the investment accounts of the Funds.

/s/ Bryan C. Haft
Bryan C. Haft
Treasurer

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

the Huntington VA Funds

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the “Act”), that the Huntington VA Funds, consisting of the Huntington VA Dividend Capture Fund, Huntington VA Growth Fund, Huntington VA Income Equity Fund, Huntington VA Macro 100 Fund, Huntington VA Mid Corp America Fund, Huntington VA Mortgage Securities Fund, Huntington VA New Economy Fund, Huntington VA Rotating Markets Fund, and Huntington VA Situs Small Cap Fund (collectively, the “Funds”) complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of December 31, 2004. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2004, and with respect to agreement of security purchases and sales, for the period from September 30, 2004 through December 31, 2004:

•	Confirmation of all securities held as of December 31, 2004 by institutions in book entry form by the Federal Reserve Bank of Boston, Bank of New York and Depository Trust Company;

•	Confirmation of all securities out for transfer with brokers or transfer agent;

•	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with The Huntington National Bank records;

•	Reconciliation of all such securities to the books and records of the Funds and The Huntington National Bank, the Custodian; and

•	Agreement of five security purchases and five security sales since our last report, from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsection (b) and (c) of rule 17f-2 of the Act as of December 31, 2004, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

Columbus, Ohio

February 4, 2005